UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HARMONIC INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common stock, Par Value $0.001 Per Share

(Title of Class of Securities)

413160102

(CUSIP Number of Class of Securities)

Carolyn V. Aver

Chief Financial Officer

4300 North First Street

San Jose, CA 95134

(408) 542-2500

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Robert G. Day

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$13,640
*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 16,000,000 shares of common stock at the maximum tender offer price of $6.25 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,640	Filing Party: Harmonic Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 26, 2013 by Harmonic Inc., a Delaware corporation, (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by Harmonic Inc. to purchase up to 16,000,000 shares of common stock, par value $0.001 per share, at a price not greater than $6.25 nor less than $5.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is filed to change the date by which the proration calculation and payment is expected to be made after the expiration of the tender offer from ten business days to five business days and to include the information set forth below. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 11	Additional Information.

On May 8, 2013, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, which is hereby incorporated by reference into the Schedule TO and Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8th, 2013	HARMONIC INC.

	By:	/s/ Carolyn V. Aver
	Name:	Carolyn V. Aver
	Title:	Chief Financial Officer